Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

In conjunction with its fourth quarter and full year ended December 31, 2004 earnings release, dated March 9,

2005, Blockbuster Inc. (“Blockbuster”) held a conference call to discuss its operating results. The following is an excerpt from the transcript of that call, held on March 9, 2005, at 8:30 a.m. ET.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

“On another topic, we remain committed to pursuing the acquisition of Hollywood Entertainment Corporation. The acquisition makes sense for our customers and shareholders, and we continue to press forward. We think our acquisition of Hollywood would enable us to bring our expanded array of offerings to more customers and compete more effectively.

One way or another, we would like to have a decision made on the merits of the transaction as quickly as possible, either in court or by the FTC, and we are driving towards that goal. As a matter of fact, late yesterday afternoon we reached an agreement with the FTC to extend the waiting period until March 21st to allow their economists to review the information we gave them. And we believe we will have an answer by that date.”